# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BTQ Technologies Corp., CIK 0001821866
CUSIP: 055869101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 700 West Georgia Street, Suite 2500, Vancouver, British Columbia Canada (A1), V7Y 1B3
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002099958

## Reporting persons
- Bleta Roussy Newton: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 7,000,000; shared voting power 0; sole dispositive power 7,000,000; shared dispositive power 0; aggregate amount beneficially owned 7,000,000 (4.999% of the class)

## Item 1. Issuer
Name of issuer: BTQ Technologies Corp.
Address of issuer's principal executive offices: 700 West Georgia Street, Suite 2500, Vancouver A1 V7Y 1B3

## Item 2. Person Filing
Name of person filing: The Schedule 13G is filed by Bleta Roussy Newton (the "Reporting Person").
Address of principal business office or, if none, residence: The Reporting Person's address is c/o BTQ Technologies Corp., 700 West Georgia Street, Suite 2500, British Columbia, V7Y 1B3.
Citizenship: The Reporting Person is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Shares as of the date of this filing, based upon 140,025,930 Common Shares outstanding as of November 14, 2025, as disclosed in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 17, 2025.

The Common Shares reported herein are held directly by Ms. Roussy Newton. Olivier Roussy Newton, the spouse of Ms. Roussy Newton, is Chairman and Chief Executive Officer of the Issuer. Mr. Roussy Newton disclaims beneficial ownership of the securities reported herein.
Percent of class: 4.999%
Sole power to vote or to direct the vote: 7,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bleta Roussy Newton: /s/ Bleta Roussy Newton, Bleta Roussy Newton (12/15/2025)